PRESS RELEASE
For Immediate Release
Vivendi Universal Exchangeco Inc. to Call Special Meeting of Holders of Exchangeable Shares in Connection with Proposed Termination of Vivendi Universal S.A.’s ADR Program
TORONTO — January 17, 2006 - Vivendi Universal Exchangeco Inc. (TSX: VUE) (Vivendi Universal Exchangeco) announced today that, in light of the fact that its ultimate parent company, Vivendi Universal S.A. (Vivendi Universal), has announced its intention to seek the termination of its American Depositary Receipt (ADR) program and the voluntary delisting of its American Depositary Shares (ADSs) from the New York Stock Exchange, Vivendi Universal Exchangeco will be convening a special meeting of the holders of its exchangeable shares (Exchangeable Shares) to consider and, if deemed appropriate, approve changes to the Exchangeable Shares such that these shares become exchangeable for ordinary shares in the capital of Vivendi Universal rather than for ADSs.
Vivendi Universal’s ordinary shares trade on the Paris Stock Exchange/ Euronext Paris where there is significantly greater liquidity for the ordinary shares than for the ADSs on the NYSE.
The Board of Directors of Vivendi Universal Exchangeco has set Tuesday, March 7, 2006 as the date of the special meeting of holders of the Exchangeable Shares and has fixed the close of business (Toronto time) on Monday, January 30, 2006 as the record date for determining the holders of Exchangeable Shares entitled to notice of and to vote at the special meeting.
CONTACTS:

Media	Investor Relations

New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.1334

Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 171 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 171 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 171 71 30 45